金山工業（集團）有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2007 JAN -5 A 9:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLD PEAK

2 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 2
U.S.A.

07020105

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas regulatory announcement – Change of address of Share Registrar of GP Industries Limited and place where register of members and index kept	14 December 2006
Overseas regulatory announcement – Acquisition of a subsidiary of GP Industries Limited	22 December 2006

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

PROCESSED
JAN 09 2007 E
THOMSON FINANCIAL

Encl.

dlw 1/8

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	14-Dec-2006 12:42:05
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CHANGE OF ADDRESS OF SHARE REGISTRAR AND PLACE WHERE REGISTER OF MEMBERS AND INDEX KEPT
Description	The Board of Directors of GP Industries Limited wishes to announce that with effect from 18 December 2006, the registered address of the Company's Share Registrar, Lim Associates (Pte) Ltd, where the Company's Register of Members and Index are kept, will be changed to 3 Church Street #08-01, Samsung Hub, Singapore 049483. By Order of the Board Tan San-Ju Company Secretary 14 December 2006
Attachments:	Total size = **0** (2048K size limit recommended)

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

ACQUISITION OF A SUBSIDIARY

The Directors of GP Industries Limited (the "Company") would like to announce that the Group has acquired an 80% equity interest in Coudrey Investments Limited ("Coudrey") for a cash consideration of US$3.20 million (approximately S$5.09 million).

Coudrey is incorporated in the Republic of Seychelles and the Coudrey group of companies is principally engaged in the marketing and distribution of electrical installation products in Indonesia.

The consideration for acquisition of Coudrey was arrived at on a willing-seller willing-buyer basis after considering, *inter alia*, the net asset value and business prospects of the Coudrey group of companies. Estimated share of net asset value of the Coudrey group of companies acquired was approximately S$1.34 million.

The investment in Coudrey was funded by the Group's internal resources and is not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2007.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in this transaction.

By order of the Board

Tan Cher Liang
Company Secretary
22 December 2006